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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of [May], 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F ( X )             No       Form 40-F (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes (    )                 No ( X )

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.











           The registrant files with the Korea Securities Exchange the notice dated May 7, 2003. Attached is English language version of the notice.

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The following table sets forth the details of transaction with Mirae
Online Co., Ltd.


-------------------- ---------------------------------------------------------------------------------------
1. Subject           Company Name                          Mirae Online Co., Ltd.
   Company
                     Relation to the Company               Affiliated Company

-------------------- ---------------------------------------------------------------------------------------
2. Transaction       Investment Date                                                             May 9, 2003
   Summary

                     Total Shares                                      130,000 common shares of Mirae Online

                     Total Amount                                                            650,000,000 won

                     Total Accumulated Investment Amount                                     650,000,000 won

                     Conditions of Transaction                                                          Gift

3. Purpose of Transaction                                          Gift upon financing in order to purchases
                                                                                             tangible assets

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4. Date of Decision                                                                              May 7, 2003
     (by Board of Directors)

   -- Attendance of Independent                                                                       Yes: 3
      Directors                                                                                        No: 0

   -- Attendance of Auditor                                                                               No

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5. Infringement of Fare Trade Rules                                                                       No

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6. Others                                                  The transaction amount is based on par value at
                                                           5,000 won or 650,000,000 won, and the current book
                                                           value is 2,173 won per share or 282,490,000 won.

------------------------------------------------------------------------------------------------------------

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2003

By /s/ MiRi Chung
   ---------------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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